

Rueil September 8, 2006



06016843

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

SUPPL


RECEIVED
SEP 1 4 2006
151

Dear Madam,

Please find enclosed recently issued press releases :

- VINCI acquires PEL in England,
- After the Phnom Penh and Siem Reap airports, VINCI has won the concession for the Sihanoukville airport in Cambodia,
- VINCI sells is controlling stake in the Confederation Bridge concession in Canada,
- VINCI Park wins a major contract to manage approximately 20 000 parking spaces in Germany,
- First half 2006 consolidated revenue,
- VINCI sells WFS to LBO France,
- VINCI wins contract to build two tunnels in the United Stades,
- VINCI subsidiary Eurovia boosts materials production capacity in Easter Europe,
- Further growth for VINCI Concessions in Greece,
- 2006 Interim results.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,



Christian Labeyrie
Executive Vice President
Chief Financial Officer

PROCESSED
SEP 2 0 2006
THOMSON
FINANCIAL

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 1 172 808 160 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806



Rueil-Malmaison, 12 July 2006


SEC MAIL PROCESSING
RECEIVED
SEP 1 4 2006
WASH, DC
151
SECTION

Press release

VINCI acquires PEL in England

Norwest Holst Limited, a VINCI subsidiary, has recently acquired a number of operating assets and the trading name of the company Pel Group Limited, set up in 1930, which specialises in interior fittings for retail stores.

The assets acquired represent full-year sales of close on £50 million and a workforce of around 100 people. Pel's largest clients include Marks & Spencer, House of Fraser and BAA. The company recently completed fitting out 260 VIP boxes at the Ascot racecourse.

This acquisition dovetails with VINCI's development strategy in the United Kingdom, which focuses on specialty businesses such as fitting out shopping centres, an activity in which VINCI is already represented through its subsidiary Crispin and Borst.

VINCI PLC is active throughout the country, primarily via its subsidiary Norwest Holst, a major construction player in the United Kingdom. In 2005, VINCI PLC posted sales of €938 million and employed 2,680 people.

Press contact: Virginie Christnacht
Tel.: 01 47 16 39 56
Fax: 01 47 16 33 88
E-mail: vchristnacht@vinci.com



Rueil-Malmaison, 18 July 2006

Press release

After the Phnom Penh and Siem Reap airports, VINCI has won the concession for the Sihanoukville airport in Cambodia

The Royal Government of Cambodia has decided to award the build and operate contract for the Sihanoukville international airport to the Société Concessionnaire des Aéroports ("SCA"), a VINCI subsidiary, in the framework of a 35-year concession.

Total investment in this platform could come to 200 million dollars over the term of the concession. The airport will eventually cater for over two million passengers a year.

Development of an international airport in Sihanoukville is a crucial challenge for the Cambodian economy. It should facilitate exploitation of the energy resources of the Gulf of Siam, contribute to the expansion of logistical and port activities in this coastal city and also to development of tourism in a still largely untouched coastal region.

The airport will make it possible to create leisure facilities complementing the exceptional sites of the ancient Khmer civilization (the Angkor temples), thereby enriching the Kingdom's overall tourist offering.

SCA, which has held the concession for the Phnom Penh airport since 1995 and the Siem Reap airport since 2001, catered for 2.1 million passengers in 2005, a 16% increase on 2004. In the first half of 2006, passenger traffic to these two airports was up 20% on 2005, with a total of 1,245,562 passengers.

Press contact: Virginie Christnacht
Tel.: 01 47 16 39 56
Fax: 01 47 16 33 88
E-mail: vchristnacht@vinci.com



Rueil-Malmaison, 25 July 2006

Press release

VINCI sells its controlling stake in the Confederation Bridge concession in Canada

VINCI Concessions Canada Inc. recently sold the controlling stake which it held in the company operating the concession for the Confederation Bridge linking the Canadian provinces of New Brunswick and Prince Edward Island to BPC Maritime Corporation, which already held 34% of SCDI (Strait Crossing Development Inc.).

This transaction, which reduces VINCI Concession's stake in SCDI from 49.9% to 18.8%, fits with the company's policy of dynamic management of stakes in infrastructure concessions.

Press contact: Virginie Christnacht
Tel.: 01 47 16 39 56
Fax: 01 47 16 33 88
E-mail: vchristnacht@vinci.com



Rueil-Malmaison, 1 August 2006

Press Release

VINCI Park wins a major contract to manage approximately 20,000 parking spaces in Germany

VINCI Park has been awarded a contract by Karstadt Quelle, in the framework of a 15-year leasing contract, to operate 70 car parks in 40 German towns covering a total of approximately 20,000 parking spaces.

This contract fits with the strategy of Karstadt Quelle, Germany's largest department store chain, to outsource management of its car parks.

VINCI Park has undertaken to invest around 40 million euros to modernise this portfolio of car parks, bring them up to VINCI Park quality standards and attract shoppers frequenting other city-centre destinations. Utilization rates for these car parks are expected to rise, thanks to VINCI Park's policy of developing services aimed at increasing customer loyalty and reinforcing the attractiveness of its car parks by providing high-quality reception and a diversified range of services associated with parking. Once these quality standards have been implemented, VINCI Park hopes to generate revenues of around 45 million euros/year.

This network is located in city-centre shopping districts in the big cities (notably Berlin, Hamburg, Munich, Cologne, Frankfurt, Dusseldorf and Stuttgart), in out-of-town shopping districts in Berlin, Hamburg and Munich, and in mid-sized towns.

The contract marks VINCI Park's first steps in the German market where the brand has substantial development potential. It brings the total number of parking spaces managed by VINCI Park to 860,000 (x in France, y outside France), representing growth of 8.6% since the beginning of 2006.

VINCI Park is the leading car park operator in Europe and world leader in parking concessions. It is active in 12 countries and manages 860,000 parking spaces in off-street and on-street parking.

Investor relations: Véronique Gilliéron
Tel.: +33 1 47 16 45 39
E-mail: vgillieron@vinci.com

Press contact: Karima Ouadia
Tel.: +33 11 47 16 31 82
Fax :+33 1 47 16 33 88
E-mail: kouadia@vinci.com

This press release is available in French, English and German on VINCI's website: www.vinci.com



Rueil-Malmaison, 3 August 2006

FIRST HALF 2006 CONSOLIDATED REVENUE

- **Half-year revenue of €11.7 billion, up 16.4%**
- **Brisk sales for all business lines**
- **Excellent visibility over the rest of the year as a result of a high level of order bookings**

VINCI generated consolidated revenue of €11.7 billion during the first half of 2006, representing an increase of 16.4% over the same period in 2005.

This figure includes €812 million in revenue from Autoroutes du Sud de la France (ASF) and ESCOTA, fully consolidated from 10 March 2006 when VINCI assumed control.

Excluding the impact of this consolidation, revenue grew by +8.3%.

In France, revenue amounted to €7.7 billion, up 21.3% over the first half of 2005 (+8.6% excluding ASF and Escota). Brisk business continued over all business lines, with Eurovia (+14.2%) and VINCI Concessions (+12.9% excluding ASF and Escota) recording the strongest growth.

Outside France, revenue rose 7.8% to €4 billion, representing 33.8% of total revenue. All business lines recorded growth with the exception of VINCI Energies, where business activity remained flat as a result of the divestment of TMS at the beginning of the year.

Breakdown by business line

VINCI Concessions: €1,878 million (+ 96.9% on an actual basis; + 11.7% excluding ASF and Escota)

ASF and ESCOTA recorded revenue of €1.2 billion for the half year. Toll receipts increased by nearly 6% to €1,186 million. Traffic increased by 2.2% (of which 0.3% due to network extensions). On a constant network basis, light vehicle traffic increased by 2.1% and heavy goods vehicle traffic by 0.7%.

Cofiroute generated revenue of €442 million during the first half of 2006, including €430 million in toll receipts, representing 7% growth. Traffic increased by nearly 5%, as a result of growth in light vehicle traffic (+3.2% on a constant network basis), a favourable trend in heavy goods vehicle traffic (+2.1% on a constant network basis) and the positive effect of network extensions (+1.9%).

VINCI Park's revenue rose 6% to €256 million It benefited from good occupancy of car parks in France and accelerated growth, both in France and in other countries (notably Spain and Canada).

Other infrastructure concessions (bridges, airports, Stade de France) recorded revenue of €94 million, up 24% (+20% at constant exchange rate).

Last but not least, revenue generated by airport services, now being divested, rose by 23% to €276 million, primarily as a result of the consolidation of France Handling, a company acquired in the second half of 2005.

VINCI Energies: €1,732 million (+ 3.9%)

Excluding the effect of the sale of TMS at the beginning of the year, VINCI Energies' total revenue was up by 7% during the half year (revenue outside France: +12%).

In France, following strong revenue growth at the beginning of the year, business activity stabilised in the second quarter, with strong momentum in the service and telecommunications infrastructure sector contrasting with the slow-down in industrial business lines. Over the half year as a whole, revenue came in at €1.3 billion, up 5.3%.

Outside France, revenue remained flat during the half year at €433 million, with the acquisition of NK Networks in Germany and Sotécnica in Portugal offsetting the effect of the sale of TMS.

VINCI Energies' order book at 30 June 2006 stood at €1.7 billion, up 10% over 12 months. It represents nearly 6 months of average activity for the division.

Eurovia: €3,115 million (+ 11.5%)

In France, following a good start to the year, business activity remained at a high level in the second quarter, coming in at €1.9 billion for the half year as a whole, an increase of 14%. This increase reflects the strong market momentum in all regions; it also factors in the effect of higher prices for raw materials, especially oil.

Outside France, revenue rose 7.4% to €1.2 billion, with the high level of business activity in the second quarter (+9%) making it possible to offset the decline at the beginning of the year due to harsh weather, especially in Eastern Europe. Germany's favourable performance (+7%) is noteworthy; it confirms the recovery that has been under way for several months now; also noteworthy is the favourable economic situation in the United States, where Eurovia subsidiaries continued their turnaround, and in the Czech Republic.

Eurovia's order book remains at a high level: it rose 9% in one year to €4.7 billion at 30 June 2006, representing more than eight months of average business activity.

VINCI Construction: €4,892 million (+ 7.2%)

In France, VINCI Construction's revenue rose nearly 6% to €2.8 billion. Following several consecutive quarters of high growth, the trend remains favourable, with very high levels of business activity across all parts of the division.

Outside France, VINCI Construction recorded revenue of €2.1 billion, up 9.4% for the half year. Business activity is brisk in the Central European locations and there is strong momentum in major projects and in dredging, particularly in the Middle East.

VINCI Construction's order book at 30 June 2006 stood at €11 billion, representing almost 14 months of average business activity. It increased by more than 18% over 12 months.

Outlook for 2006

VINCI's order backlog amounted to more than €17 billion at 30 June 2006. Up 10% for the half year and 14.5% over 12 months, it represents 10.4 months of average business activity for the divisions concerned; and in view of the favourable trend in concession activities, VINCI has excellent visibility for coming months. Against this favourable backdrop, the €25 billion revenue forecast for the year as a whole will be exceeded.

VINCI will publish its half-year financial statements on 5 September 2006.

Press contact: Virginie CHRISTNACHT
Tel.: +33 (0)1 47 16 39 56 / Fax: +33 (0)1 47 16 33 88
Email: vchristnacht@vinci.com

Investor contact: Véronique GILLIERON
Tel.: +33 (0)1 47 16 45 39
Email: vgillieron@vinci.com

This press release is available in French, English and German
on the VINCI website: www.vinci.com

VINCI

Public Limited Company ("Société Anonyme") with capital stock of 1,187,375,845 euros

Head Office: 1, cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex - France

Company Register RCS Nanterre B 552 037 806

CONSOLIDATED REVENUE FOR THE FIRST HALF OF 2006 *(provisional figures)*

(in millions of euros)

		30 June 2006	30 June 2005	Change 2006/2005 actual	Change 2006/2005 actual excl. ASF
Concessions and services	1st quarter	644.1	457.8	40.7%	10.8%
	2nd quarter	1,233.6	496.0	148.7%	12.6%
		1,877.7	**953.8**	**96.9%**	**11.7%**
Energy	1st quarter	851.5	752.2	13.2%	13.2%
	2nd quarter	880.7	914.5	(3.7%)	(3.7%)
		1,732.1	**1,666.7**	**3.9%**	**3.9%**
Roads	1st quarter	1,164.3	1,030.3	13.0%	13.0%
	2nd quarter	1,950.3	1,764.0	10.6%	10.6%
		3,114.6	**2,794.3**	**11.5%**	**11.5%**
Construction	1st quarter	2,290.0	2,088.1	9.7%	9.7%
	2nd quarter	2,601.9	2,475.3	5.1%	5.1%
		4,891.9	**4,563.5**	**7.2%**	**7.2%**
Miscellaneous and double counts		81.4	72.9		
Total	1st quarter	**4,973.8**	**4,407.7**	**12.8%**	**9.7%**
	2nd quarter	**6,723.8**	**5,643.3**	**19.1%**	**7.2%**
Total		**11,697.6**	**10,051.1**	**16.4%**	**8.3%**
Of which France					
Concessions and services		1,612.3	709.0	127.4%	12.9%
Energy		1,299.4	1,233.5	5.3%	5.3%
Roads		1,899.8	1,663.6	14.2%	14.2%
Construction		2,840.6	2,688.4	5.7%	5.7%
Miscellaneous and double counts		91.5	88.5		
Total		**7,743.5**	**6,382.9**	**21.3%**	**8.6%**
Of which outside France					
Concessions and services		265.4	244.8	8.4%	8.4%
Energy		432.8	433.2	(0.1%)	(0.1%)
Roads		1,214.7	1,130.7	7.4%	7.4%
Construction		2,051.3	1,875.1	9.4%	9.4%
Miscellaneous and double counts		(10.1)	(15.6)		
Total		**3,954.1**	**3,668.2**	**7.8%**	**7.8%**



Rueil-Malmaison, 4 August 2006

Press release

VINCI sells WFS to LBO France

VINCI has decided to accept LBO France's offer of €315 million (enterprise value) for its airport services as the next step in the sale process entered into in the first quarter of 2006.

VINCI's business in airport services employs 11,000 people and generated revenue of €505 million in 2005. Operations are mainly in Europe and the United States in the airline company services sector.

The sale of these activities is part of the asset disposal programme announced by VINCI at the time of its acquisition of ASF. It will reduce VINCI's debt by around €300 million.

Following signature of the sale contract on 3 August 2006, closing should take place in September once approval has been received from the various authorities concerned.

VINCI is withdrawing from airport services but continues to consider airport concessions as a strategic activity, as was confirmed by the recent signature of the concession contract for the Sihanoukville airport in Cambodia.

Investor Relations : Véronique Gilliéron
Tel. : 01 47 16 45 39
E-mail : vgillieron@vinci.com

Press contact : Virginie Christnacht
Tel. : 01 47 16 39 56
Fax : 01 47 16 33 88
E-mail :vchristnacht@vinci.com

This press release is available in French, English and German on VINCI's website: www.vinci.com



Rueil-Malmaison, 24 August 2006

Press release

VINCI wins contract to build two tunnels in the United States

VINCI Construction Grands Projets, leader of a consortium with two American companies – Parsons RCI Inc., a subsidiary of Parsons Corp. (20%), and Frontier-Kemper Constructors, Inc. (20%) – has signed a contract with King County in Washington state for the construction of two tunnels. Built within the framework of an overall wastewater treatment system, the tunnels will carry wastewater to the new treatment plant at Brightwater in King County, north of Seattle, before discharging treated wastewater into the sea.

The contract, worth $211 million (about €166 million), covers driving two tunnels of 6.1 km and 3.6 km respectively using two slurry tunnel boring machines (TBMs) with an external diameter of 5.30 metres and pressure of up to 7 bar. The technique, which is rarely used in the United States, is one VINCI Construction Grands Projets' specific areas of expertise.

The two tunnels will form the central part (Brightwater central tunnel) of a wastewater collection system comprising 22 km of tunnels. They will be made of prefabricated segments installed as the TBMs progress. VINCI Construction Grands Projets will also excavate two access shafts, one 28 metres deep and the other 63 metres. In addition, the company will trench a 1 km pipeline between the new and existing systems. Of this, 0.5 km will be driven using microtunnelling.

Work will start on 28 August and take 51 months to complete.

VINCI Construction Grands Projets is one of the world's leading specialists in tunnel construction, as illustrated by the numerous references it has in France and the rest of the world. These include the Hallandsas tunnel in Sweden, Mitholz tunnel in Switzerland, A86 motorway to the west of Paris, Terminal 5 tunnels at Heathrow Airport in the UK, and metro tunnels in Cairo, Algiers, Athens and Budapest. Over the past 15 years, VINCI Construction Grands Projets has driven 718 km of tunnels.

Press contact: Karima Ouadia
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
E-mail: kouadia@vinci.com



Rueil Malmaison, 4 September 2006

Press release

VINCI subsidiary Eurovia boosts materials production capacity in Eastern Europe

Eurovia, through its German subsidiary Eurovia GmbH, has acquired Sutter, a company based near Dresden in Germany. The company generated revenue of €23 million in 2005 and has 250 employees.

Sutter's main asset is Oberottendorf quarry, which produces 1.5 million tonnes of road building materials a year and has reserves of 38 million tonnes. The quarry's operating licence is valid until 2045.

Oberottendorf quarry consolidates Eurovia's capacity for road aggregate production in Central Europe. Located near the Czech Republic and Polish borders, the quarry will supply many of Eurovia's coating plants in Germany and the Czech Republic. It was equipped with a railway spur in 2004, enabling Sutter to deliver quarried products as far as Berlin, over 230 kilometres away. The aggregate supply situation in major markets and the first signs of a return to growth in Germany suggest a promising future for Oberottendorf quarry as part of Eurovia.

Following the 2005 acquisition of the Jakubovice quarry to the west of Ostrava in the Czech Republic (annual production of 1.2 million tonnes, 65 million tonnes of reserves), the Oberottendorf acquisition strengthens Eurovia's long-term position in Central Europe.

Eurovia, Eurovia, a VINCI subsidiary, is one of the world leaders in roadworks. The company has 38,000 employees and operates in 16 countries through 330 roadworks entities and 800 materials production plants, Eurovia generated revenue of €6.46 billion in 2005. Eurovia operates in Germany through its subsidiary, Eurovia GmbH, which generated revenue of €730 million in 2005.

Press contact: Karima Ouadia
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
E-mail: kouadia@vinci.com



Rueil-Malmaison, 4 September 2006

Press release

Further growth for VINCI Concessions in Greece

The Greek government has decided to award the concession for one of the country's most important road corridors to the Aegean Motorway Group consortium.

VINCI Concessions has a 13.75% interest in the consortium, which is led by the German contractor Hochtief. Several major Greek companies are consortium members, including Elliniki Technodomiki and J&P-Avax.

The 30-year concession contract covers the upgrade, construction, financing and operation of a 230 km section of existing motorway between Athens and the country's second biggest city, Thessaloniki. The project will be financed by revenue from current traffic (about 20,000 vehicles a day), equity from the concessionaire shareholders, Greek government funding and a project-specific bank loan.

The works consist of improving about 205 km of the existing motorway between the Gulf of Maliakos and Thessaloniki, as well as building 25 km of new sections – including almost 10 km of twin-tube tunnels – in the mountains. Construction will take approximately 4.5 years and is worth about €720 million (under 2005 economic conditions).

The contract is expected to be signed by the end of 2006 with a view to starting the works immediately.

Coming after the success of the Rion–Antirion bridge, this contract strengthens VINCI Concessions' position in Greece.

Press contact: Karima Ouadia
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
E-mail: kouadia@vinci.com

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Rueil-Malmaison, 5 September 2006

Press release

2006 INTERIM RESULTS

- **Performance for the half-year strongly up:**
  - **Revenue [1]: €11.9 billion (up 8.4%)**
  - **Operating profit from ordinary activities [1]: €1,129 million (up 17%) [2]**
  - **Consolidated net profit [1]: €518 million (up 32%)**

- **Excellent outlook:**
  - **Further increase in order book: €18 billion at 31 July 2006 (up 19% over 12 months)**

- **Financial policy:**
  - **Interim dividend of €0.85 per share (up 21%)**
  - **Cancellation of 4.8 million shares**
  - **Use of share buy-back programme: 12 million shares to be acquired between now and the end of 2007**

- **Strategic priorities re-affirmed:**
  - **Development of new concessions and public-private partnerships**
  - **Acceleration of the Group's presence in international markets**
  - **Reinforcement of the recurrent nature of earnings in all the Group's business lines**
  - **Ambitious objectives for sustainable and profitable growth**

VINCI's Board of Directors, chaired by Yves-Thibault de Silguy, met on 5 September 2006 to approve the financial statements for the six months to 30 June 2006. The Board of Directors also approved the plan setting out the objectives for the next three years presented by Xavier Huillard, Director and Chief Executive Officer.

(1) Pro forma data including ASF/ESCOTA for six months for the two periods under consideration
(2) After amortisation of goodwill allocated to ASF / ESCOTA contracts for €134 million

Business strongly up in all business lines, both in France and in international markets

VINCI's pro forma consolidated revenue [3] amounted to €11.9 billion for the first half of 2006, up 8.4% against the first half of 2005 restated on the same basis. This figure includes revenue of ASF and ESCOTA for 6 months for €1.21 billion (against €1.15 billion in the first half of 2005).

Excluding ASF and ESCOTA, revenue growth was 8.8%.

In France, pro forma revenue was €8 billion, up 8.1% (or 8.5% excluding ASF and ESCOTA). Business was brisk in all business lines, and particularly at Eurovia (up 14.6%).

Outside France, revenue was €3.9 billion, up 9.2%, and accounted for 32.5% of total revenue.

Revenue by business line

(in millions of euros)	H1 2006 Pro forma	H1 2005 Pro forma	Change 2006/2005	
			at actual consolidation and exchange rates	*at constant consolidation scope and exchange rates*
Concessions and services	2,000	1,876	*+6.6%*	*+6.4%*
of which ASF / ESCOTA	*1,210*	*1,146*	*+5.6%*	*+5.6%*
Energy	1,740	1,667	*+4.4%(*)*	*+2.8%*
Roads	3,122	2,794	*+11.7%*	*+10.2%*
Construction	4,928	4,564	*+8.0%*	*+6.1%*
Miscellaneous and eliminations	108	72	*n/s*	*n/s*
Total	**11,898**	**10,973**	***+8.4%***	***+7.0%***

(*) +7.9% excluding TMS

Results [4]

First, it should be repeated that the statutory consolidated financial statements (not pro forma) published by the Group at 30 June 2006 fully consolidate ASF from 9 March 2006 only, this being the date when VINCI acquired control of ASF. Before that date, ASF's income statement was accounted for in these financial statements using the equity method on the basis of a 23% share.

In order to allow an analysis to be made on a comparable basis, pro forma financial statements have been prepared restating the data given for the first half of 2006 and of 2005 for the impact of a full six months of consolidation of ASF on the basis of the holding at 30 June 2006, which was 98.4%.

Furthermore, the airport services operations, which are in course of being sold, are shown on a separate line in both the statutory and pro forma financial statements, in accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations.

(3) Pro forma data including ASF/ESCOTA and excluding airport services, which is being sold

(4) Accounting treatment of concession contracts: pending completion of the work being done by the IFRIC, VINCI has retained the accounting policies applied to concession contracts until now in preparing the 2006 interim financial statements

Net profit

On an actual basis, the net profit for the first six months of 2006 was €516.9 million, up 45% against the first six months of 2005 (€356 million). Diluted earnings per share rose 31% to €2.39.

The pro forma net profit attributable to Group shareholders stood at €518.4 million, an increase of 32% against the pro forma profit for the first half of 2005 (€391.6 million).

Net profit by business line

a) Actual data (statutory accounts)

(in millions of euros)	**H1 2006 actual**	**H1 2005 actual**	***Change***
Concessions	247	142	*+73.8%*
Energy	53	41	*+31.7%*
Roads	16	12	*+31.1%*
Construction	159	152	*+4.5%*
Property	24	5	*n/s*
Holding companies	18	4	
Total	**517**	**356**	***+45.2%***

b) Pro forma data

(in millions of euros)	**H1 2006 Pro forma**	**H1 2005 Pro forma**	***Change***
Concessions	266	232	*+14.4%*
Energy	53	41	*+31.7%*
Roads	16	12	*+31.1%*
Construction	159	152	*+4.5%*
Property	24	5	*n/s*
Holding companies	-	(50)	
Total	**518**	**392**	***+32.4%***

All parts of the Group improved their contribution to consolidated net profit.

Operating profit from ordinary activities by business line/ Operating profit

Pro forma *operating profit from ordinary activities* was €1,129 million, up 17% against the 2005 first half year (€963 million). This includes a charge of €134 million representing the half-year amortisation of the goodwill allocated to the ASF and ESCOTA concession contracts. After restating for this consolidation effect, operating profit from ordinary activities was €1,263 million, representing 10.6% of revenue (compared with €1,097 million in the first half of 2005, which was 10% of revenue).

Operating profit, which takes account in particular of expenses related to share-based payments (IFRS 2), was €1,093 million (9.2% of revenue), up 16.8% against 2005 (€936 million, 8.5% of revenue).

Operating profit from ordinary activities by business line/ Operating profit

(in millions of euros)	**H1 2006 Pro forma**	*% revenue*	**H1 2005 Pro forma**	*% revenue*	***Change H1 2006 / H1 2005***
Concessions and services	671	*33.6%*	616	*32.8%*	*+9%*
of which amortisation ASF/ESCOTA contracts	*(134)*		*(134)*		
Energy	86	*4.9%*	78	*4.7%*	*+11%*
Roads	30	*1.0%*	27	*1.0%*	*+10%*
Construction	224	*4.5%*	235	*5.2%*	*-5%*
Property	42	*16.8%*	10	*4.9%*	*n/s*
Holding company and miscellaneous	76		(3)		
Operating profit from ordinary activities	**1,129**	***9.5%***	**963**	***8.8%***	***+17%***
IFRS 2 expense and miscellaneous	(36)		(27)		
Operating profit	**1,093**	***9.2%***	**936**	***8.5%***	***+17%***

In a context of strong levels of activity, VINCI's business lines returned a fine overall performance.

The contribution made by VINCI Concessions increased by €55 million as a result of a good first half at ASF and Cofiroute and the build-up of operations by the recent concessions.

VINCI Energies and Eurovia have improved their contributions. The apparent slight fall-off of operating profit at VINCI Construction was mainly due to the effect of non-recurrent income booked at the beginning of 2005. When corrected for this effect, VINCI Construction's operating margin improved slightly.

It should be noted that holding companies' operating profit includes the gain on disposal of a property at Nanterre.

Finance and balance sheet

Pro forma cash flows from operations [5] for the first half of 2006 was €1,715 million, up 5%, mainly attributable to the concessions (up 6.6%). Including ASF, the concessions account for nearly 70% of the Group's total cash flow from operations.

Growth investments in the concessions have also increased strongly as a result of capital investment programmes in progress, especially at Cofiroute. These amounted to €660 million (up €91 million against the first half of 2005 on a pro forma basis), of which €358 million was at Cofiroute and €246 million at ASF.

Net financial investments in the period were nearly €9 billion, mainly relating to the acquisition of 75.4% of ASF at a price of €51 per share.

This transaction was financed from the Group's resources and by debt for €5.9 billion, by an increase in share capital for €2.5 billion last April and by the issuance of perpetual subordinated bonds for nearly €500 million.

(5) Under IFRS, cash flows from operations is calculated before tax and cost of debt. It corresponds fairly well to the definition of gross operating profit (Ebitda)

As a result, financial debt has increased strongly, standing at €15.7 billion at 30 June 2006 (against €1.6 billion at 31 December 2005), including ASF's debt of €8 billion at the date of first consolidation.

In parallel, equity has strengthened, rising from €5.3 billion at 31 December 2005 to €9.2 billion at 30 June 2006, giving a debt/equity ratio of 1.7 which is consistent with the new profile of VINCI's business lines resulting from the integration of ASF.

Concessions now account for more than 95% of consolidated capital employed.

Parent company's results

At 30 June 2006, the profit of the parent company, VINCI SA, was €467 million (€222 million at 30 June 2005).

Excellent outlook

Following a further increase in July (of €600 million), the order book for the Construction, Roads, and Energy business lines stood at €18 billion at 31 July 2006. Showing an increase of 19% over 12 months, the order book represents nearly 11 months' average business (and 14 months at VINCI Construction). As the order book continues to be renewed well, VINCI has excellent visibility over the financial year a whole. In this context, the revenue forecast of €25 billion will be exceeded, despite the disposal of WFS, which will result in approximately €500 million less revenue.

Financial policy

Having examined the Group's financial position and outlook, the Board of Directors decided to implement the following measures:

- Propose to increase the payout ratio to 50% as from 2006. An interim dividend in respect of the current financial year of €0.85 per share will therefore be paid, representing an increase of 21%. Given the increase between the two years in the number of shares in issue, this distribution represents an increase in the amount paid out as an interim dividend of nearly 50%. It will be paid on 21 December 2006.

- Immediately cancel the 4.8 million treasury shares available, thus reducing the number of shares representing the share capital to 234.1 million at 4 September 2006.

- Use the share buy-back programme authorised by the Shareholders General Meeting of 16 May 2006 in respect of 12 million shares to be acquired between now and the end of 2007.

- Transfer the major part of the borrowings used to acquire the ASF Group, which is currently located in the holding company, to the subsidiaries in the concessions division given the visibility of their cash flows.

Strategic priorities re-affirmed

Lastly, the Board of Directors has approved the corporate strategy, which in particular aims to increase the Group's growth while ensuring maintenance of its margins and increasing the recurrent business in all its divisions.

In this connection, the Board has emphasised the need for VINCI to focus on its international development and to seek new concession operations, taking advantage in particular of the opportunities offered by the opening up of the market for public-private partnerships in many European countries and in North America.

Within this framework, VINCI has set itself objectives for sustainable and profitable growth, which should allow it, excluding major growth transactions, in 2009, to reach revenue of at least €30 billion and EBITDA of more than €5 billion, of which more than 60% will be generated by the concessions.

The performance for 2006 will be fully in line with the trends of this progress plan.

Press contact: Virginie Christnacht
Tel.: +33 1 47 16 39 56
Fax: +33 1 47 16 33 88
e-mail: vchristnacht@vinci.com

Investor relations: Véronique Gillieron
Tel.: +33 1 47 16 45 39
e-mail: vgillieron@vinci.com

This press release is available in French, English and German on VINCI's website: www.vinci.com

2006 INTERIM FINANCIAL ACCOUNTS
(in millions of euros)

Statutory accounts (*)	H1 06 actual	H1 05 actual	*Change 06/05*
Revenue	**11,500**	**9,827**	***+ 17.0%***
of which France	*7,638*	*6,290*	*+ 21.4%*
of which outside France	*3,862*	*3,537*	*+ 9.2%*
Operating profit from ordinary activities (1)	**1,040**	**628**	***+ 65.5%***
as % of revenue	***9.0%***	***6.4%***	
Operating profit	**1,004.1**	**601.0**	***+ 67.1%***
as % of revenue	***8.7%***	***6.1%***	
Net profit (Group share)	**516.9**	**356.0**	***+ 45.2%***
Earnings per share (2)	**2.39 €**	**1.82 €**	***+ 31.3%***
Cash flow from operations (3)	**1,472**	**911**	***+560***
Net investments in operating assets	222	254	*(32)*
Investments in concessions	537	357	*+180*
Equity (4)	9,196	3,716	*+5,480*
Net financial debt, of which	**(15,712)**	**(3,116)**	***(12,596)***
ASF Group	*(7,969)*	*0*	*(7,969)*
Concessions excluding ASF	*(3,957)*	*(3,317)*	*(640)*

(*) ASF accounted for using the equity method in 2005 and until 9 March 2006 on the basis of VINCI's 23% holding; fully consolidated from 10 March 2006

(1) after godwill amortisation on ASF and ESCOTA contracts
(2) Including the impact of current dilutive instrumen
(3) before income taxes and cost of debt
(4) including minority interest

2006 INTERIM FINANCIAL ACCOUNTS
(in millions of euros)

Pro forma accounts (**)	H1 06	H1 05	*Change 06/05*
Revenue	**11,898**	**10,973**	***+ 8.4%***
of which France	*8,036*	*7,436*	*+ 8.1%*
of which outside France	*3,862*	*3,537*	*+ 9.2%*
Operating profit from ordinary activities (1)	**1,129**	**963**	***+ 17.2%***
as % of revenue	***9.5%***	***8.8%***	
Operating profit	**1,092.9**	**936.0**	***+ 16.8%***
as % of revenue	***9.2%***	***8.5%***	
Net profit (Group share)	**518.4**	**391.6**	***+ 32.4%***
Earnings per share (2)	**2.17 €**	**1.69 €**	***+ 28.4%***
Cash flow from operations (3)	**1,715**	**1,634**	***+82***
Net investments in operating assets	225	258	*(33)*
Investments in concessions	660	569	*+91*

(**) consolidation of ASF at 98,4% since January 1, 2005

(1) after godwill amortisation on ASF and ESCOTA contracts
(2) Including the impact of current dilutive instrumen
(3) before income taxes and cost of debt